May 19, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 142 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to register Investor Class Shares of the TOPSTM Capital Preservation ETF Portfolio, TOPSTM Balanced ETF Portfolio, TOPSTM Moderate Growth ETF Portfolio, TOPSTM Growth ETF Portfolio, TOPSTM Aggressive Growth ETF Portfolio, TOPSTM Managed Risk Balanced ETF Portfolio, TOPSTM Managed Risk Moderate ETF Portfolio, TOPSTM Managed Risk Growth ETF Portfolio, and TOPSTM Managed Risk Flex ETF Portfolio.

If you have any questions, please contact JoAnn Strasser at (614) 369-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP